SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Autonomous City of Buenos Aires, May 7, 2026

To the

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

Ref: Financial Statements as of 03/31/2026

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on May 7, 2026, approved the condensed interim financial statements for the three-month period ended March 31, 2026. Relevant information of the condensed consolidated interim financial statements of YPF S.A. follows:

1) Net profit for the period (in millions of pesos)

Attributable to shareholders of the parent company	606,289
Attributable to non-controlling interest	5,572
Total net profit for the period	611,861

2) Other comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	(640,734)
Attributable to non-controlling interest	31,646
Total other comprehensive income for the period	(609,088)

3) Comprehensive income for the period (in millions of pesos)

Attributable to shareholders of the parent company	(34,445)
Attributable to non-controlling interest	37,218
Total comprehensive income for the period	2,773

4) Detail of Shareholders’ equity as of 03/31/2026 (in millions of pesos)

Shareholders’ contributions:
Capital	3,921
Adjustment to capital	6,081
Treasury shares	12
Adjustment to treasury shares	20
Share-based benefit plans	14,020
Acquisition cost of treasury shares	(34,414)
Share trading premiums	13,912
Issuance premiums	640
Total shareholders’ contributions	4,192
Legal reserve	1,083,622
Reserve for investments	9,072,843
Reserve for purchase of treasury shares	45,723
Other comprehensive income	5,934,760
Unappropriated retained earnings and losses	(485,606)
Equity attributable to shareholders of the parent company	15,655,534
Non-controlling interest	370,984
Total shareholders’ equity	16,026,518

5. Shares owned by the parent group

As of March 31, 2026, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Argentine National State - Ministry of Economy - Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 7, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer